Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
P.O. Box 4740
Houston, Texas 77210-4740
Tel 713 439-8600
Fax 713 439-8966

August 13, 2010	Peter A. Ragauss
Senior Vice President and
Chief Financial Officer
VIA EDGAR
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4628 Attention: Mr. H. Roger Schwall

Re:	Baker Hughes Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 3, 2010
Current Report on Form 8-K/A
Filed May 10, 2010
File No. 001-09397
Dear Mr. Schwall:
          We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 23, 2010, which was received by Baker Hughes Incorporated (the “Company”, “we”, “us” or “our”) regarding the filings listed above. Our response repeats the caption and comments contained in the Staff’s July 23, 2010 letter in italics for your reference.
Form 10-K for Fiscal Year Ended December 31, 2009
General
1.	We note your response to comment 1 from our letter dated May 25, 2010 with respect to information regarding potential liability in the event that your employees or any of your products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. Please describe to us your insurance coverage with respect to any liability related to any such event. Your response should describe the types of claims covered, and the applicable policy limits and deductibles and should address, without limitation, your insurance coverage with respect to any liability related to any resulting negative environmental effects. With respect to

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August 13, 2010

the allocation of liability and related indemnification obligations in your customer contracts that you reference in your response, please describe to us any material ways in which indemnification by your customers may be limited.
Response:
          The Company’s insurance programs consist of commercial market policies primarily with 12-month policy periods beginning at various times during the year. Exhibit A is a description of the applicable policies. Exhibit A has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.
          The Company negotiates the terms of our customer contracts consistent with our standards of best practices. In addition, the general industry practice is that the oilfield service providers, like us, are responsible for their own products and services and the operator retains liability for drilling and related operations. With respect to our customer contracts, generally, the allocation of liability and related indemnification obligations is that the Company takes responsibility for our own people and property and the customer, such as the operator of a well, takes responsibility for its own people, property and the liabilities related to the well and subsurface operations. In general, indemnification by our customers will only be limited in any material way by applicable laws. The most significant limitation would be any applicable anti-indemnity statutes. Texas, Louisiana, Wyoming and New Mexico have enacted oil and gas specific statutes that void any indemnity agreement that attempts to relieve a party from liability from its own negligence (“anti-indemnity statutes”). These anti-indemnity statutes can void the allocation of liability agreed to in a contract. However, both the Texas and Louisiana anti-indemnity statutes include important exclusions. The Louisiana statute does not apply to property damage and excludes, among other things, loss or liability for damages or an expense arising from (1) personal injury or death arising out of or resulting from the retainment of oil spills and clean up and removal of structural waste subsequent to a wild well, failure of kit between the well head and the pipelines, or failure of pipelines; or (2) personal injury or death arising out of or resulting from services to control a wild well. The Texas anti-indemnity statute allows mutual indemnity agreements that are supported by insurance and has broad exclusions, which include, among other things, loss or liability for damages or an expense arising from (a) property damage that results from pollution, including cleanup and control costs; (b) property damage that results from reservoir or underground damage, including loss of oil or gas or the well bore itself; (c) personal injury, death, or property injury that results from the performance of services to control a wild well; or (d) costs of control of a wild well.
          Since the anti-indemnity statutes are not favored by the Company or its customers in their contractual relationships, we will negotiate with our customers to include a choice of law provision for an applicable state that does not have an anti-indemnity statute. In the event that our customer does not agree to use the laws of a state that does not have an anti-indemnity law, we will generally use Texas law. With the exclusions contained in the Texas anti-indemnity statute, we are generally able to structure the contract with the customer such that the potential application

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August 13, 2010

of the Texas anti-indemnity statute on the indemnification obligations of the customer is very limited and will not have a material impact on the terms of the contract.
          State law or the negotiated terms of the agreement with the customer may also limit the customer’s indemnity obligations in the event of the gross negligence or willful misconduct of our employee. The Company and the customer may also agree to other limitations on the customer’s indemnity obligation in the contract. However, in such limited circumstances, the limitation would be outside our standard contracting policies and require senior level approval.
          In the risk factor entitled “Uninsured claims and litigation could adversely impact our operating results” (Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009), the last sentence of that risk factor warns investors that “customer agreements do not provide complete protection against losses and operating risks.” Given our ability to structure agreements in such a way that the indemnity obligations of a customer are not limited in any material manner, we do not believe that any of the limitations described above are material to the Company’s operations and risk profile.
          In light of our insurance profile and our contractual allocations with our customers, we confirm that we believe all material information was disclosed in the Form 10-K and in the quarterly reports on Form 10-Q for the periods ending March 31, 2010 and June 30, 2010. While we do not believe any additional disclosure is necessary at this time, we will continue to monitor our disclosure and will include additional information regarding insurance coverage and related indemnification obligations in future filings to the extent this information is considered material to an understanding of the Company’s business.
Definitive Proxy Statement on Schedule 14A
Certain Relationships and Related Transaction, page 15
2.	We note your response to comment 4 from our letter dated May 25, 2010, and we reissue the comment. It does not appear that you have described in your response, or disclosed in your filing, the standards to be applied by your board of directors in determining whether to approve or ratify any transactions with related persons. Please disclose such information.
Response:
     Item 404(b) requires registrants to describe its policies and procedures for the review, approval or ratification of related party transactions. Item 404(b) itself acknowledges that the material features of these policies will vary. As outlined in our letter to the Staff dated June 9, 2010 and this letter, the Company has and strictly follows formalized policies and procedures for identifying potential related party transactions and ensuring those policies are reviewed by the Board of Directors and the Audit/Ethics Committee. These policies and procedures are process-oriented and, given the Company’s history with respect to related party transactions, the Company believes these are highly effective policies. Moreover, the Company has thoroughly described each of its policies and procedures concerning the review, approval or ratification of related party transactions.
     The Company does not, however, have a formal set of standards to be substantively applied to each transaction reviewed by the Audit/Ethics Committee and the Board. Item 404(b)(1)(ii) would require disclosure of such standards if they exist, but does not require that such standards exist. Instead of a formalized policy, potential related party transactions are reviewed and judgment is applied to determine whether such transactions are in the best interests of the Company and its stockholders.

Securities and Exchange Commission
August 13, 2010

     As further disclosed in the Proxy Statement on page 13, the Company’s Business Code of Conduct (the “Code”), which is also posted on the Company’s website at www.bakerhughes.com/bhi/governance, applies to all officers, directors and employees. The Code prohibits individuals from engaging in, or giving the appearance of engaging in any activity involving a conflict, or reasonable foreseeable conflict, between personal interests and those of the Company. It goes on to state that there must be no divided allegiances between employees, officers, and directors and the Company. The Audit/Ethics Committee of the Board of Directors of the Company oversees the administration of the Code and responsibility for the corporate compliance effort with the Company. The responses to the director and officer questionnaires, as well as any actual or potential conflict of interest reported, are reviewed first by the Audit/Ethics Committee and legal counsel. The entire Board of Directors makes a formal determination regarding each director’s independence. The Corporate Governance Guidelines (the “Guidelines”) attached to the Proxy Statement as Annex B, were also established by the Board of Directors. The Guidelines expressly state that “[if] an actual or potential conflict of interest arises for a director or senior management, the individual shall promptly inform the CEO or the Board of Directors. In addition the Guidelines also state that any waivers of the Company’s Code for a director or senior management will be determined by the Board of Directors or its designated Committee of the Board and will be publicly disclosed. No such waiver has been made by the Board of Directors. If any transaction is deemed to present a conflict of interest, the Board of Directors will determine the appropriate action to be taken, including whether to approve or ratify the transaction in accordance with its duties under Delaware and other applicable law and whether such transaction is in the best interest of the Company and our stockholders. As noted, the Company has not had any related party transactions disclosed in the Proxy Statement, which the Company believes is attributable to the effectiveness of our policies and procedures.

     Based on the disclosures in the Proxy Statement, as well as the Company’s analysis and history, the Company respectfully believes its disclosures of the material features of such policies and procedures for transactions with related persons complies with Regulation S-K, Item 404(b)(i)(ii), which does not appear to require articulation of a standard for the approval or ratification by the Board of Directors of related party transactions to be included in such policy.
Financial Metrics Used in Compensation Programs, page 18
3.	We note your response to comment 5 from our letter dated May 25, 2010. Please confirm that in future filings you will more clearly distinguish between the metrics used in the annual incentive compensation calculation for the relevant fiscal year and your disclosure regarding other metrics.

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August 13, 2010

Response:
          The Company confirms that in future filings we will more clearly distinguish between the metrics used in the annual incentive compensation calculation for the relevant fiscal year and our disclosure regarding other metrics.
Performance Units, page 25
4.	We note our response to prior comment 6 from our letter dated May 25, 2010. Please expand your disclosure to more clearly describe how you calculate performance unit awards. For example, and without limitation, please address the following:
•	clarify the meaning of each of the performance levels disclosed at page 26; and

•	clarify how you separately consider revenue growth, operating margin and return on net capital employed in the calculations;
In addition, please provide in your disclosure examples that illustrate how such awards are calculated.
Response:
          The following is a detailed summary of the performance goals and the current formula for determining amounts payable under the performance unit awards granted during 2009 (the “2009 Performance Units”) based upon the current formula established by the Compensation Committee of the Company’s Board of Directors.
          The award agreements with respect to the 2009 Performance Units granted to employees, including NEOs, specify the number of performance units that are subject to the awards.
          The 2009 Performance Units are designed in a manner to incent the executive to strive to achieve certain specific Company long-term performance goals throughout the period 2009 through 2011. During the three-year Plan, these goals are compared to the financial results of an identified peer group of companies (“Peer Group”) and our Company’s relative ranking. These goals are not based on a predetermined target. As detailed in the chart below, the 2009 Performance Units provide for multiple performance measurement periods throughout this 2009 through 2011 period. Twenty-five percent of the performance unit value is determined based upon one-year performance relative to certain specified performance criteria (discussed below) at the end of each of 2009, 2010, and 2011. The final twenty-five percent of the performance unit value is calculated at the end of 2011 based upon the cumulative performance of the Company over the three-year performance period 2009 through 2011. Pay-outs, if any, are not made under the 2009 Performance Units until March 13, 2012.

Securities and Exchange Commission
August 13, 2010

The Performance Criteria
          There are three basic performance criteria that apply to the 2009 Performance Units. As discussed in more detail below, the potential amounts payable under the 2009 Performance Units are based upon the Company’s (1) Return on Net Capital Employed or RONCE, (2) change in Revenue and (3) Operating Margin for the applicable performance periods as compared to that of the Peer Group.
          “Return on Net Capital Employed” or “RONCE” means the relevant company’s earnings before interest and taxes plus non-operating income (expense) for the Current Period, divided by the relevant company’s Capital Employed. “Capital Employed” means the relevant company’s total shareholders’ equity at the close of the Current Period plus the relevant company’s long-term debt, short-term borrowing and the current portion of the long-term debt at the close of the Current Period.
          “Revenue” means the revenues of the relevant company.
          “Operating Margin” means the quotient of the relevant company’s pre-tax operating profit for the Current Period divided by the relevant company’s revenue for the Current Period.
          “Current Period” means the fiscal year of the relevant company that coincides with or ends within the fiscal year of the Company to which the applicable performance goal relates. “Prior Period” means the fiscal year of the relevant company that coincides with or ends within the fiscal year of the Company immediately preceding the fiscal year of the Company to which the performance goal relates.

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August 13, 2010

The Peer Group
          The Peer Group for 2009 was a group of six companies, including (1) Schlumberger Limited, (2) Halliburton Company, (3) National Oilwell Varco Incorporated, (4) Weatherford International Ltd., (5) BJ Services Company and (6) Smith International, Inc.
The Performance Periods
          The 2009 Performance Units require measurement of the Company’s relative performance as compared to the Peer Group with respect to the three performance metric criteria over four performance periods, including three one-year performance periods and one three-year performance period. The three one-year performance periods are (1) the 2009 Performance Period (which began on January 1, 2009 and ended on December 31, 2009), the 2010 Performance Period (which began on January 1, 2010 and will end on December 31, 2010) and (3) the 2011 Performance Period (which will begin on January 1, 2011 and will end on December 31, 2011). The Three-Year Performance Period began on January 1, 2009 and will end on December 31, 2011.
The Performance Goals
          For each of the performance goals applicable under the 2009 Performance Units, if the Company achieves the highest performance in the group that includes the Company and the Peer Group members, the Company’s performance rank will be first.
Revenue Growth
          The Company’s increase in Revenues over four performance measurement periods will be reviewed for purposes of the 2009 Performance Units.
          With respect to each of the one-year performance periods, the 2009 Performance Period, the 2010 Performance Period and the 2011 Performance Period, the Company’s One Year Interval Percentage Increase in Revenues for its 2009, 2010, and 2011 fiscal years, respectively, will be compared to

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August 13, 2010

the One Year Interval Percentage Increase in Revenue for each of the members of the Peer Group.
          “One Year Interval Percentage Increase in Revenues” means the result of (a) minus (b), divided by (c), where (a) is the Revenue of the relevant company for the Current Period, (b) is the Revenue of the relevant company for the Prior Period, and (c) is the Revenue of the relevant company for the Prior Period.
          With respect to the Three-Year Performance Period, the Company’s Three-Year Interval Percentage Increase in Revenues will be compared to the Three-Year Interval Percentage Increase in Revenues of each of the members of the Peer Group. “Three-Year Interval Percentage Increase in Revenues” means the result of (a) minus (b), divided by (c), where (a) is the Revenue for the relevant company for the Current Period corresponding to the final fiscal year of the Company ending during the Three-Year Performance Period, (b) is the Revenue of the relevant company for the Prior Period corresponding to the fiscal year of the Company immediately prior to the first fiscal year of the Company beginning during the Three-Year Performance Period and (c) is the Revenue of the relevant company for the Prior Period corresponding to the fiscal year of the Company immediately prior to the first fiscal year of the Company beginning during the Three-Year Performance Period.
Return on Net Capital Employed
           The Company’s RONCE over four performance measurement periods will be reviewed for purposes of the 2009 Performance Units.
          (a) For each of the 2009 Performance Period, the 2010 Performance Period and the 2011 Performance Period, the Company’s RONCE for its 2009, 2010 and 2011 fiscal years, respectively, will be compared to the RONCE of each of the members of the Peer Group during the applicable Current Period. For the Three-Year Performance Period, the sum of the RONCE of the Company for the 2010 Performance Period, the 2011 Performance Period and the 2012 Performance Period will be compared to the sum of the RONCE for each member of the Peer Group for the 2010 Performance Period, the 2011 Performance Period and the 2012 Performance Period.
Operating Margin
           For each of the 2010 Performance Period, the 2011 Performance Period and the 2012 Performance Period, the Company’s Operating Margin for its 2010, 2011 and 2012 fiscal years, respectively, will be compared to the Operating Margin for all members of the Peer Group during the applicable Current Period.
          (b) For the Three-Year Performance Period, the sum of the Operating Margin of the Company for the 2010 Performance Period, the 2011 Performance Period and the 2012 Performance Period will be compared to the sum of the Operating Margin of the Company for each member of the Peer Group for the 2010 Performance Period, the 2011 Performance Period and the 2012 Performance Period.

Securities and Exchange Commission
August 13, 2010

Amount Payable Under 2009 Performance Units
          The Unit Value earned during an applicable performance period (the 2009 Performance Period, the 2010 Performance Period, the 2011 Performance Period or the Three-Year Performance Period) for each of the three Revenue Growth, Return on Net Capital Employed and Operating Margin performance goals applicable to the performance period is one-third of 25% of the Unit Value amount listed below:

Performance Rank	7th	6th	5th	4th	3rd	2nd	1st

Unit Value	$0	$25	$50	$75	$100	$150	$200
Entry Level, Expected Value and Over Achievement Levels of Performance
           Under the current formula for determining amounts payable under the 2009 Performance Units there are multiple unit value amounts that may be earned based upon the relative ranking of the Company and the group consisting of the Company and the Peer Group. Historically the Company has disclosed to the stockholders the amounts payable to employees under performance units for entry level, expected value and over achievement levels of performance as referenced on page 26 of the Proxy Statement.
          Based upon the current formula, the entry level of performance would correspond to achieving the sixth place in the relative ranking system listed in the above chart; the expected value level of performance would correspond to achieving third place and the over achievement level of performance would correspond to achieving first place.

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August 13, 2010

Example Performance Unit Calculation
          The chart below contains an example in tabular format of amounts payable under the 2009 Performance Units (based upon the current formula) assuming certain levels of performance are achieved.
Narrative Example
The example below discusses in narrative format amounts payable under the 2009 Performance Units (based upon the current formula) assuming different levels of performance are achieved.
2009 Performance Period-Calculate Twenty-Five Percent of the Unit Value
Assuming solely for illustrative purposes that the Company achieves the ranks of 4th with respect to the three performance metrics; Revenue Growth, Operating Margin and RONCE for the 2009 Performance Period, the performance unit value achieved for the 2009 Performance Period would be $18.75 in the aggregate (the average of $25 multiplied by 75% for each performance metric).

Securities and Exchange Commission
August 13, 2010

2010 Performance Period-Calculate Twenty-Five Percent of the Unit Value
           Assuming solely for illustrative purposes that the Company achieves the ranks of 5th, 3rd and 4th with respect to the Revenue Growth, Operating Margin and RONCE for the 2010 Performance Period, the performance unit value achieved for the 2010 Performance Period would be $18.75 in the aggregate (the average of $25 multiplied by 50%, $25 multiplied by 100% and $25 multiplied by 75%).
2011 Performance Period-Calculate Twenty-Five Percent of the Unit Value
           Assuming solely for illustrative purposes that the Company achieves the ranks of 5th, 3rd, and 1st with respect to the Revenue Growth, Operating Margin and RONCE for the 2011 Performance Period, the performance unit value achieved for the 2011 Performance Period would be $22.92 in the aggregate (the average of $25 multiplied by 100%, $25 multiplied by 75% and $25 multiplied by 100%).
Three-Year Performance Period-Calculate Twenty-Five Percent of the Unit Value
          Assuming solely for illustrative purposes that the Company achieves the ranks of 5th, 3rd and 1st with respect to the Revenue Growth, Operating Margin and RONCE for the 2011 Performance Period, the performance unit value achieved for the Three-Year Performance Period would be $29.16 in the aggregate (the average of the sum of $25 multiplied by 50%, $25 multiplied by 100% and $25 multiplied by 200%).
Totals of the Unit Value Increments
           Assuming the foregoing amounts are earned over the three-year performance period, the total amount that would be paid to the executive under his 2009 Performance Units would be $89.58 per unit (calculated as the sum of $18.75, $18.75, $22.92, and $29.16). Note that levels of achievement contained in the examples in this letter are not forecasts by the Company of its expected levels of achievement. The levels of achievement for purposes of this illustrative example were selected at random.
          Subsequent to the completion of the 2009 Performance Period the Company has merged with one of the Peer Group members, BJ Services Company. During 2010 the Compensation Committee will review the impact of changes in the Peer Group members on the 2009 Performance Units. The Compensation Committee has the authority to reduce amounts payable under the 2009 Performance Units to take into account extraordinary events such as the elimination of Peer Group members as a result of mergers and acquisitions. Following appropriate adjustments to the performance ranking chart by the Compensation Committee of the Board of Directors of the Company, the Company will disclose the new formula in a filing with the Commission.
          Based on all the analysis referenced in our letter to the Staff dated June 9, 2010 that payment of performance units is based on the relative comparison of independent financial results of other companies in the Peer Group, we believe that we have adequately disclosed in the Proxy Statement the performance goals and potential payouts with respect to the 2009 Performance Units. The Company confirms that in future filings we will clarify the calculation of performance unit awards.

Securities and Exchange Commission
August 13, 2010

Current Report on Form 8-K/A filed May 10, 2010
5.	We note your disclosure that as of the date of this Form 8-K/A, you have not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the BJ Services assets to be acquired and liabilities to be assumed and the related allocations to such items including goodwill, of the merger consideration. Please clarify the timeframe in which you expect to complete the fair value estimates and indicate why you have been unable to complete the analysis and calculations thus far.
Response:
          Preliminary estimates of the fair values and related calculations were completed in conjunction with the preparation of our 2010 second quarter Form 10-Q, which was filed with the Commission on August 6, 2010. As disclosed on page 6 of our 2010 second quarter Form 10-Q, additional review, analysis and adjustment of these calculations will be completed during our third quarter and we expect to be substantially completed with the fair value estimates and calculations by the time of filing our Form 10-Q for the quarter ended September 30, 2010. All fair value amounts and related calculations will be completed by April 28, 2011.
          We were unable to complete the analysis and calculations of estimated fair values at the time of the filing of the Form 8-K/A due to the lack of sufficient information from BJ Services to enable us to produce reliably accurate results. A significant part of the required information was not made available to us due to confidentiality concerns relative to the competitive nature of the required data. All required data has been made available to us since the closing of the transaction.
6.	Please detail the accounting policies of BJ Services which are to be conformed to those of Baker Hughes.
Response:
          At the time of the filing of the Form 8-K/A, we had limited knowledge of the accounting policies of BJ Services; however, we anticipated that certain policies would vary from our existing policies. These included, but may not be limited to, determination of allowance for doubtful accounts, classification of certain balance sheet and income statement line items, conformance of depreciation methods and useful lives, segment reporting considerations and environmental reserve calculations. Subsequent to the closing of the transaction and in connection with the preparation of the Form 10-Q for the quarter ended June 30, 2010, we have performed additional review and analysis and as of this time, we do not believe that the conformance of BJ Services policies to our policies will result in a significant impact to our financial statements.

Securities and Exchange Commission
August 13, 2010

7.	Please advise whether the divestiture of the two stimulation vessels and other assets is material to the financial position of the combined company.
Response:
          As disclosed on page 6 of our 2010 second quarter Form 10-Q, the divestiture of the two stimulation vessels and other assets for approximately $55.0 million will not be material to our business or our financial position of the combined company.
8.	Please clarify why you have not provided a pro forma balance sheet and statement of income as of and for the fiscal quarter ended March 31, 2010.
Response:
          The pro forma balance sheet and statement of income as of and for the quarter ended March 31, 2010 were not provided in the Current Report on Form 8-K/A based on the “Rules as to Use of Form 8-K,” specifically, Item 9.01(b) (1) of the Form 8-K Rules, Article 11 of Regulation S-X Rule 11-02(c) (1) and Rule 11-02(c) (2) (i) and Regulation S-X Rule 3-01(e). Item 9.01(b)(1) of Form 8-K requires a registrant to furnish any pro forma financial information that would be required pursuant to Article 11 of Regulation S-X. Rules 11-02(c)(1) and 11-02(c)(2)(i) of Regulation S-X require a pro forma balance sheet as of the end of the most recent period for which a balance sheet is required by Rule 3-01 of Regulation S-X and a pro forma statement of income for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. An interim balance sheet is required under Rule 3-01(e) for filings made after 129 days from year end for a large accelerated filer. The Form 8-K/A was filed within 129 days of the Company’s year end. In our case, we believe an interim balance sheet was not required, and, therefore, the interim pro forma financial information was not required. We believe the inclusion of the pro forma financial statements as of and for the twelve months ended December 31, 2009 satisfied the requirements of the Form 8-K/A.
          Additionally, there were no significant events in the three months ended March 31, 2010 that would materially affect the combined results of the Company or an investor’s understanding of the Company. Accordingly, we do not believe the pro forma financial statements were necessary because the pro forma financial statements as of and for the twelve months ended December 31, 2009 were “substantially the same” as what would have been filed as of March 31, 2010 and for the three months then ended. With the pro forma information included in the Form S-4 and in the Form 8-K/A, an investor has access to information needed to understand the combined pro forma results of the Company. The Company’s latest Form 10-Q has pro forma financial results for the three and six months ended June 30, 2010.
          As referenced in the Staff’s letter, the Company acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company

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August 13, 2010

acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Company respectfully believes it has appropriately responded to the Staff’s comments contained in the Staff’s letter dated July 23, 2010. Please do not hesitate to call me at (713) 439-8764 or Sandy Alford, Corporate Secretary of the Company, at (713) 439-8673 with any questions or if we may provide the Staff with any additional information. We would be pleased to visit with the Staff to answer any questions or to clarify any of our responses. Thank you for your assistance.
Sincerely yours,
/s/ Peter A. Ragauss
Peter A. Ragauss
Senior Vice President &
Chief Financial Officer

cc:	Parker Morrill, U.S. Securities and Exchange Commission
Laura Nicholson, U.S. Securities and Exchange Commission
Sandra E. Alford, Baker Hughes Incorporated
Alan R. Crain, Baker Hughes Incorporated
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP
Stephanie Schroepfer, Fulbright & Jaworski L.L.P.